

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 19, 2008

Charles Hazen, Chief Executive Officer
Hines Real Estate Investment Trust, Inc.
2800 Post Oak Blvd., Ste 5000
Houston, TX 77056

> **Re:** **Hines Real Estate Investment Trust, Inc.**
> **Post Effective Amendment No. 1 to Form S-11**
> **Filed October 22, 2008**
> **File No. 333-148854**

Dear Mr. Hazen:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Supplement No. 3 Dated October 22, 2008

1. Please update the disclosure in the supplement, including the incorporation by reference section, to reflect the information in the 10-Q for the quarter ended September 30, 2008.

2. Please revise the supplement to include a summary of your current investment portfolio, or confirm to us that no material changes have occurred to your portfolio since the initial effectiveness of this registration statement.

3. Please revise to provide detailed disclosure of recent acquisitions, or confirm to us that you have not engaged in any investment activity since the commencement of this offering.

4. Please include a tabular summary of the compensation paid to your advisor and its affiliates during the last fiscal year and the year to date. The compensation disclosure should be segregated by the type of fee paid as disclosed on pages 65 and 66 of the prospectus. Also, disclose all compensation that has been incurred but not yet paid.

5. Please disclose per share performance, based on an appropriate measure, for the last four quarters.

6. Please disclose your property net operating income or an alternative measure of property cash flows for the last fiscal year and the most recent interim period.

A. Status of Our Current Public Offering, page 3

7. Please revise to disclose the anticipated termination date of this offering.

B. Distributions Declared, page 3

8. We note that the distributions in July, August and September were partially paid in cash. Please disclose the aggregate dividends declared for the noted months and the amount that was paid with cash and common stock. Please revise to disclose the sources for the cash payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity and Capital Resources

How Management Evaluates Distributions to our Shareholders and Minority Interests for the Three Months Ended March 31, 2008, page 119

9. Explain to us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to your measure of "funds generated by the operations of our real estate investments".

10. Your disclosure that "funds generated by the operations of our real estate investments" is used as a means of determining distributions payable to shareholders and minority interest holders indicates that the amount is used as a liquidity measure. Accordingly, explain to us how you have determined that it would be appropriate to reconcile "funds generated by the operations of our real estate investments" to a GAAP performance measure rather than a GAAP

liquidity measure. Additionally, explain to us how this measure does not violate the prohibitions related to Non-GAAP liquidity measures in paragraph 10(e)(1)(ii)(A) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding comments on the financial statements and related matters, you may contact Robert Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. You may contact Duc Dang at (202) 551-3386 or me at (202) 551-3785 if you have questions regarding comments.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Julia Engall, Esq.
        via facsimile (212) 801-6400